United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: American Baptist Home Mission Society (ABHMS)

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society (the “Proponent”), along with 6 co-filers,1 urges shareholders to vote FOR Proposal 4, the shareholder proposal requesting the Board of Directors commission an independent third-party audit assessing the effectiveness of the Company’s policies and practices in preventing illegal child labor throughout its value chain, at Tyson Food, Inc.’s Annual Meeting of Shareholders on February 8, 2024.2

Summary of the Proposal

The proposal requests that Tyson commission an independent third-party audit assessing the effectiveness of the Company’s policies and practices in preventing illegal child labor throughout its value chain. The audit should include:

1.	an evaluation of Tyson policies and practices regarding, but not limited to, slaughter and processing facilities, third-party contractors, suppliers etc. linked to child labor violations;
2.	meaningful consultation with workers, suppliers, and other relevant stakeholders to inform appropriate solutions and ensure compliance with federal child labor requirements; and
3.	recommendations for actions and regular reporting with progress on identified actions.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Illegal child labor in meatpacking companies’ value chains is a systemic issue, which presents material risks to Tyson and its shareholders;
2.	Failure to meaningfully address illegal child labor exposes Tyson and its investors to financial, legal, regulatory, and reputational risks; and
3.	Tyson’s policies and strategy (outlined in its Statement in Opposition) have failed to meaningfully address illegal child labor and systemic exploitation of its workers as a contributing cause of illegal child labor.

Proponent Rationale for Engagement

The proponent, American Baptist Home Mission Society (ABHMS), is a faith-based institution whose vision and values promote the care of the earth, the rights and dignity of all people, racial equity, peace and social justice through its ministry work and investments. ABHMS believes that, through improving human rights and addressing systemic inequalities, companies can become more sustainable and contribute to a more positive and equitable society. ABHMS is a long-term investor in Tyson Foods that has engaged the Company on human rights due diligence, racial equity, labor rights, and water stewardship over the course of many years. Most recently, ABHMS has engaged the Company on its exploitative labor practices, especially regarding Tyson’s treatment of workers during the COVID-19 pandemic.

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In the past year, more evidence of Tyson’s exploitative labor practices have come to light, as the Department of Labor (DOL) found seven cases of illegal child labor in Tyson’s Arkansas and Tennessee facilities.3 According to the investigation, children worked the overnight shift and were engaged in hazardous work, including using caustic chemicals and cleaning meat processing equipment, such as back saws, brisket saws, and head splitters.4 More recently, DOL launched a separate investigation into whether Tyson had relied on migrant child labor to clean its slaughterhouses.5 The investigation is ongoing, but investors are concerned this is just the beginning of an increase in illegal child labor cases coming to light. Moreover, investors are concerned about risks of illegal child labor occurring at Tyson’s contract poultry farms. For example, recent allegations claim that Tyson’s chicken farms have been using illegal child labor to catch chickens.6 Investors believe illegal child labor in Tyson’s value chain is a tragic symptom of a greater problem - Tyson’s exploitation of its workforce.

In 2021, Tyson committed to commissioning an independent Racial Equity Audit (REA), considering its abuse of workers, especially the disparate impacts on workers of color during the COVID-19 pandemic, and the ways the Company continues to further racial injustices.7 Although the REA was supposed to be conducted within a year, by the end of 2022, Tyson had not demonstrated any progress on the audit. In February 2023, shareholders attended the Tyson AGM and published a statement, urging the Company to follow through with its commitment.8 From April 2023 until now, investors have not received any updates on the REA, putting into question Tyson’s commitment.

In light of the recent findings of illegal child labor in Tyson’s facilities and the uncertainty about the Company honoring its racial equity audit commitment, in August 2023, ABHMS filed a shareholder proposal at Tyson related to illegal child labor in its value chain. Specifically, the shareholder proposal points out the presence of child labor in Tyson’s operations as a symptom of a larger pattern of abuse and exploitation of the Company’s workers in its value chain.

The proponents therefore offer this proposal - supported by strong reputational and financial risk arguments - to Tyson and its shareholders as an invitation to deeply examine its business model and to make the necessary changes to contribute to a more equitable and sustainable future - a future in which children do not have to engage in illegal and dangerous work to support an industry that relies on exploitative labor practices.

Arguments in Favor of the Proposal on Living Wage and Income Report to Eradicate Child Labor

1. Illegal child labor in meatpacking companies’ value chains is a systemic issue, which presents material risks to Tyson and its shareholders;

Over the past year, the Department of Labor (DOL) investigations have found increasing cases of illegal child labor in a variety of high-risk sectors, such as food and manufacturing. According to the DOL, illegal child labor in the US has significantly increased over the past few years, with an increase of 69% since 2018.9 Illegal child labor represents a clear material risk to meatpacking companies, resulting in financial, reputational, and regulatory costs. A February 2023 DOL investigation found illegal child labor in 13 meat processing facilities in eight states, including in Tyson Foods’ facilities.10 According to the investigation, the child labor violations were systemic.11 In more recent months, reports have come out with information on additional illegal child labor in Tyson’s plants, indicating this problem may be more pervasive than initially thought.12 In response, the DOL recently opened investigations into Tyson and Perdue Farms to determine whether the companies relied on illegal child labor to clean slaughterhouses.13 The investigation is ongoing.

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Furthermore, increased illegal child labor in the meatpacking industry can be linked to labor shortages caused, in part, by Tyson and its peers’ exploitative labor practices and poor treatment of workers in its value chain. According to the FAIRR Initiative, labor shortages in the meatpacking industry are “linked to poor working conditions, including plant-level health and safety risks faced by workers, which jeopardise companies’ ability to attract and retain willing workers.”14 Other experts have reiterated that these so-called “labor shortages” are self-inflicted wounds stemming from poor working conditions at companies’ facilities.15 Tyson has a reputation for exploiting workers and providing poor working conditions. For example, two recent congressional reports detail Tyson’s failure to protect its workers during the COVID-19 pandemic and active opposition to federal and state health emergency safeguards.16 To address these self-induced labor shortages, companies have increasingly been relying on illegal child labor, since children, especially migrant children, are vulnerable and easier to exploit.17

While the presence of illegal child labor itself represents significant material risks for companies and their investors,18 poor labor practices, more generally, have been connected to major negative financial impacts to companies’ bottom lines.19 Poor labor conditions, of which illegal child labor is both a symptom and an example, has been linked to lower productivity, higher turnover, more workplace injuries, and overall decreased financial performance.20

2. Failure to meaningfully address illegal child labor exposes Tyson and its investors to financial, legal, regulatory, and reputational risks;

Tyson faces a host of regulatory and legal challenges. The Department of Labor and state labor agencies enforce violations of child labor law. As a result, there is no private right of action for victims of child labor under the Fair Labor Standards Act to sue Tyson for child labor violations, as there are for wage theft claims. There are nonetheless, significant government fines and ongoing investigations, including:

●	6 cases of illegal child labor in Tyson’s Green Forest, AR facilities, with an assessed penalty of $90,828, the maximum civil penalty allowed under federal law;[21]

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●	1 case of illegal child labor in Tyson’s Goodlettsville, TN facilities, with an assessed penalty of $15,138, the maximum civil penalty allowed under federal law;[22]
●	An ongoing DOL investigation against Tyson and Perdue Farms into child labor violations by their subcontractor. Notably, this appears to be the first time DOL is attempting to hold parent companies jointly liable for the child labor violations of their subcontractors, signaling a move towards greater supply chain accountability and liability.[23]

Tyson also faces a host of lawsuits from workers alleging negligence, wrongful death, and other tort claims related to Tyson’s poor handling of the pandemic.24 Also, in 2023, OSHA found 20 violations at 12 of Tyson’s facilities in Indiana, Missouri, Iowa, Arkansas, Nebraska, North Carolina, and Texas, leading to initial fines of over $230, 407.25 This is despite OSHA’s limited resources and the fact that many injuries are not reported by employers.26 Since companies are only required to record on OSHA-provided injury logs serious injuries that receive a doctor’s care, Tyson reportedly requires injured workers to consult with on-site nurses first before visiting a doctor. On-site nurses have reported being pressured into only providing first aid instead of recommending medical treatment, in an effort to lower mandatory reporting numbers.27 The report also alleges that Tyson’s chaplains play on the religious beliefs of workers to manage dissent and to dissuade workers from organizing.28 Additionally, between 2012 and 2021, Tyson plants experienced 47 ammonia leaks, injuring almost 150 workers. Ammonia-related injuries at Tyson plants accounted for 60% of all ammonia injuries reported to the EPA by meatpackers.29

A new bill, the Protecting Children Act, was recently introduced that would enhance measures to end illegal child labor.30 Among other things, the bill seeks increased civil and criminal penalties for child labor violations, expansion of capacity for enforcement, and the prohibition of weakening of child labor rules.31 Additionally, the DOL and the Department of Health and Human Services have recently deployed a set of new efforts to combat illegal child labor.32 Among these efforts, the DOL commits to holding all employers accountable for illegal child labor in their supply chains.33 As a result, companies can now be held accountable for child labor violations of their subcontractors and staffing agencies.

Tyson also faces reputational risk from illegal child labor being connected to its operations, which may result in financial loss for the Company. A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair. According to the Conference Board, companies with a high reputation ranking perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.34 Corporations with a good reputation benefit from strong market capitalization, better business efficiency, and recruitment and retention of strong talent.35 Recently, a coalition of worker organizations protested in front of Tyson’s headquarters, urging the Company to respect its workers and to stop relying on illegal child labor.36 A related letter by the Food Chain Workers Alliance expresses growing concern around Tyson’s responsibility for illegal child labor in its supply chain.37

3. Tyson’s policies and strategy (outlined in Statement in Opposition) have failed to meaningfully address illegal child labor and systemic exploitation of its workers as a contributing cause of illegal child labor.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Tyson’s response to child labor in its supply chains, as detailed in its Statement in Opposition, is wholly insufficient for the following reasons:

1.	The information outlined in the Statement in Opposition narrowly focuses on Tyson’s sanitation services. The proposal asks for an assessment of Tyson’s value chain, which includes the entirety of its operations, as well as of its suppliers.

The shareholder proposal asks for an independent, third-party audit assessing the effectiveness of Tyson’s policies and practices in preventing illegal child labor throughout its value chain. In contrast, Tyson’s Statement in Opposition narrowly describes the limited actions it has undertaken to ensure there is no illegal child labor in its sanitation service providers. Tyson’s response excludes any information on how it is addressing illegal child labor in all other parts of its value chain, from the Company’s own employees, to other labor subcontractors, to its chicken farmers and other suppliers’ operations. The persistence of illegal child labor in value chains is a systemic issue, present in multiple sectors and industries, not just in sanitation service providers.

The vulnerability of child workers, who are often migrants, and the limited resources of the Department of Labor to identify cases of illegal child labor mean the majority of cases go unreported or unidentified. Companies should proactively perform robust due diligence to ensure there is no illegal child labor in their value chains. The narrowly-constructed response from Tyson in its Statement in Opposition suggests the Company responds reactively to public scandals. The requested independent audit is aimed at helping Tyson proactively identify and address instances of illegal child labor in its value chain. This is especially timely, as new information alleges Tyson’s chicken farms use illegal child labor to catch chickens.38 A lack of commitment by Tyson to investigate these allegations further highlights why an independent, third-party audit is necessary.

2.	Tyson’s existing policies and practices are insufficient, as they failed to prevent illegal child labor

Child labor violations in Tyson’s value chain go against the Company’s stated commitments and suggest a lack of meaningful policy enforcement by the Company. Illegal child labor is in direct conflict with Tyson’s Code of Conduct commitment on “Not tolerating child, forced or abusive labor in any operations or facilities.”39 Tyson’s Supplier Code of Conduct outlines supplier expectations to “ensure no forced labor or child labor is being used or human trafficking is occurring,” but framing this as an expectation rather than a binding and enforceable requirement of doing business with Tyson weakens the effectiveness of this Code.40 Tyson’s primary mechanism for reporting grievances, a “Tell Tyson First” helpline, does not appear to be an effective mechanism for handling the sensitivities that come with reporting and providing remedy in cases of illegal child labor.41 While Tyson has a Policy Library listing other policy documents relevant to worker rights issues, many of them are internal-only and require a login, including a Human Rights Policy and Health and Safety Policies, preventing investors from accessing additional company commitments that Tyson may be violating in practice.42

3.	The changes outlined in the Statement in Opposition are minor and ineffective.

Tyson’s Statement in Opposition explains the steps the Company has taken in light of DOL’s Packers Sanitation Services, Inc. (PSSI) investigation and findings of illegal child labor in some of Tyson’s plants. While Tyson states it terminated its relationship with PSSI at a number of facilities, it does not name which ones (apart from Green Forest and Goodlettsville). Additionally, we can infer that Tyson has not completely cut ties with PSSI and still keeps sanitation contracts with PSSI at some of its facilities. In contrast, Tyson’s peer, JBS, confirmed the company had cut all ties with PSSI over widespread allegations of child labor at meatpacking plants across the country.43

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Tyson also states its own employees are responsible for sanitation services at about 38% of its facilities, and that the Company intends to significantly increase this capacity. The Statement in Opposition fails to mention whether 38% is an increase since the illegal child labor findings or whether this percentage has been longstanding at the Company. Further, Tyson does not provide any concrete, time-bound commitments on how it will increase its in-house sanitation capacity.

Additionally, Tyson states it is implementing a new compliance program in which a third-party auditor will conduct random supplier audits. The details of this new audit compliance program are vague, leaving open questions of who the auditor will be, how the Company defines “random,” etc. Even with greater clarity on these questions, however, implementing a new auditing program would still likely be insufficient. A recent New York Times exposé sharply criticizes social compliance audits for consistent failures to identify child labor.44 Unlike the current auditing systems in place, the proposal’s requested independent, third-party audit should have authority to enter Tyson’s facilities unannounced at all hours of operation.

In addition to the aforementioned, Tyson is failing to meaningfully address systemic exploitation of workers as a root cause of illegal child labor. The Statement in Opposition fails to address what the Company is doing to improve the labor conditions for its workers. Furthermore, Tyson has not given any indication that it is conducting a racial equity audit, in accordance with its 2021 commitment.

Conclusion

Proponents encourage all Tyson shareholders to support Proposal 4: End Child Labor in the Value Chain

For more information, please contact: Aaron Acosta, Program Director at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: aacosta@iasj.org or phone: 973-509-8800.

1 Benedictine Sisters of Mount St. Scholastica, Presbyterian Church USA, Sisters of St. Joseph of Peace WA, Sisters of Bon Secours, Sisters of St. Francis of Philadelphia, Trinity Health

2 The Company calls this proposal “Shareholder proposal regarding Tyson Foods’ labor practices,” omitting any reference to child labor in the title.

3 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

4 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

5 https://www.nytimes.com/2023/09/23/us/tyson-perdue-child-labor.html

6 https://www.theguardian.com/us-news/2023/oct/20/republican-child-labor-law-death

7 https://www.iccr.org/tyson-foods-commits-conduct-racial-equity-audit/

8 https://iasj.org/iasj-calls-on-tyson-to-honor-its-commitment-to-conduct-an-independent-racial-equity-audit/

9 https://www.dol.gov/newsroom/releases/osec/osec20230227

10 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

11 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

12 https://www.nytimes.com/2023/09/18/magazine/child-labor-dangerous-jobs.html

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13 https://www.nytimes.com/2023/09/23/us/tyson-perdue-child-labor.html

14 https://www.fairr.org/news-events/press-releases/meat-companies-inaction-on-working-conditions

15 https://truthout.org/articles/child-labor-is-on-the-rise-as-republicans-see-an-answer-to-labor-shortages/; https://www.americanprogress.org/article/its-a-good-jobs-shortage-the-real-reason-so-many-workers-are-quitting/; https://aflcio.org/about/advocacy/legislative-alerts/statement-record-child-labor

16 https://coronavirus.house.gov/sites/democrats.coronavirus.house.gov/files/2021.10.27%20Meatpacking%20Report.Final_.pdf; https://coronavirus.house.gov/sites/democrats.coronavirus.house.gov/files/2022.5.12%20-%20SSCC%20report%20on%20Meatpacking%20FINAL.pdf

17 https://www.nytimes.com/2023/03/27/opinion/child-labor-laws.html; https://truthout.org/articles/child-labor-is-on-the-rise-as-republicans-see-an-answer-to-labor-shortages/

18 https://www.bloomberg.com/news/articles/2023-06-14/us-slips-in-supply-chain-ranking-after-child-labor-violations

19 https://www.osha.gov/businesscase/costs

20 https://www.americanprogress.org/article/the-business-case-for-good-jobs/; https://www.osha.gov/businesscase/costs

21 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

22 https://www.dol.gov/newsroom/releases/whd/whd20230217-1

23 https://news.bloomberglaw.com/daily-labor-report/perdue-tyson-foods-face-unique-probe-in-child-labor-crackdown

24 https://law.justia.com/cases/federal/appellate-courts/ca5/22-10171/22-10171-2023-03-27.html; https://www.ca5.uscourts.gov/opinions/pub/21/21-11110-CV0.pdf; https://www.insurancejournal.com/news/southcentral/2023/03/10/711829.htm#

25 https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1632254.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1658965.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1626640.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1626601.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1632254.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1639823.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1611588.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1610057.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1652043.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1645531.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1642395.015; https://www.osha.gov/ords/imis/establishment.inspection_detail?id=1644566.015

26 https://www.nytimes.com/2021/04/28/opinion/osha-us-workplace-safety.html

27 https://civileats.com/2022/11/17/injured-and-invisible-worker-safety-chicken-hospital-healthcare-osha-injury/

28 https://civileats.com/2022/11/17/injured-and-invisible-worker-safety-chicken-hospital-healthcare-osha-injury/

29 https://www.cnn.com/2023/05/04/business/tyson-ammonia-leaks-invs/index.html

30 https://www.govinfo.gov/content/pkg/BILLS-118hr4440ih/pdf/BILLS-118hr4440ih.pdf

31 https://democrats-edworkforce.house.gov/imo/media/doc/protecting_children_act_fact_sheet1.pdf

32 https://www.dol.gov/newsroom/releases/osec/osec20230227

33 https://www.dol.gov/newsroom/releases/osec/osec20230227

34 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894

35 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

36 https://arkansasadvocate.com/2023/10/17/arkansas-protestors-call-on-tyson-to-improve-supply-chain-working-conditions/

37 https://arkansasadvocate.com/wp-content/uploads/2023/10/Food-Chain-Workers-Alliance-Letter-scaled.jpeg

38 https://www.theguardian.com/us-news/2023/oct/20/republican-child-labor-law-death

39 https://www.tysonfoods.com/sites/default/files/2023-12/Code%20of%20Conduct%20-%20Tyson%20%28Interactive%29%20%283%29.pdf

40 https://www.tysonfoods.com/sites/default/files/2021-06/supplier-code-of-conduct_0.pdf

41 https://secure.ethicspoint.com/domain/media/en/gui/71667/index.html

42 https://www.tysonfoods.com/ethics-and-compliance/policy-library

43 https://www.reuters.com/business/meatpacker-jbs-ends-sanitation-contracts-with-us-company-fined-hiring-kids-2023-04-24/

44 https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html?smid=nytcore-ios-share&referringSource=articleShare

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